AB 3/29

AB 3/10

[redacted]

12013134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Birchtree Financial Services LLC
(A wholly owned subsidiary of RSM McGladrey, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Nicollet Ave., Suite 1100, West Tower
(No. and Street)

Minneapolis	MN	55402-2526
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale Phillips (612) 376-9814
(Area Code - Telephone No.)

President

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name - if individual, state last, first, middle name)

800 Nicollet Mall, Suite 1300	Minneapolis	MN	55402-7033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Clj 3/16

Birchtree Financial Services LLC

(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

SEC I.D. No. 8-31632

Consolidated Financial Statements as of and for the
Year Ended December 31, 2011,
Supplemental Schedules as of December 31, 2011,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Dale Phillips, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplementary information pertaining to Birchtree Financial Services LLC (the "Company") as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Dale S. Phillips 2-28-2012

Signature Date

President

Title

Louise Kvick 2/28/12

Notary Public

LOUISE KVICK
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2015

Independent Auditors' Report

The Board of Directors
Birchtree Financial Services LLC
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial position Birchtree Financial Services LLC (formerly Birchtree Financial Services, Inc.) (the Company), as of December 31, 2011, and the related consolidated statements of operations, changes in stockholder's equity and member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birchtree Financial Services LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2011

www.eidebailly.com
800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH	$ 2,460,547
COMMISSIONS RECEIVABLE	24,700
PREPAID EXPENSES	52,039
DUE FROM PARENT AND AFFILIATE	1,741,390
DEFERRED INCOME TAXES	332
TOTAL	$ 4,279,008

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Other Liabilities	$ 68,698
Other tax liabilities	950
TOTAL LIABILITIES	69,648
COMMITMENTS AND CONTINGENCIES (Note 4)	
MEMBER'S CAPITAL:	
Member's capital	4,109,320
Current period earnings (Deficit)	100,040
TOTAL MEMBER'S CAPITAL	4,209,360
TOTAL	$ 4,279,008

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Insurance product commissions	$1,070,427
12b-1 fee income	175,745
Total revenues	1,246,172
EXPENSES:	
Professional membership fees	66,135
General and administrative (Note 2b)	1,000,200
Total expenses	1,066,335
INCOME BEFORE INCOME TAXES	179,837
INCOME TAX PROVISION	79,797
NET INCOME	$ 100,040

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY AND MEMBER'S CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2011

Birchtree Financial Services, Inc.	Class A Common Stock	Paid-In Capital Members Capital	Accumulated Deficit	Total
BALANCE — January 1, 2011	$ 1,000	$ 5,269,180	$ (1,160,861)	$ 4,109,319
January through November 30 Earnings (Loss)			132,075	132,075
LLC Conversion Members Capital Nov 10, 2011	(1,000)	1,000		0
Sale to MP - November 30, 2011	0	(5,270,180)	1,028,786	(4,241,394)
BALANCE — November 30, 2011	$ 0	$ 0	$ 0	$ 0

Birchtree Financial Services LLC	Members Capital	Total
Opening Contribution - November 30, 2011	$ 4,241,395	$ 4,241,395
Current Period Earnings (Loss)	(32,035)	(32,035)
BALANCE — December 31, 2011	$ 4,209,360	$ 4,209,360

RECONCILIATION OF EARNINGS (LOSS)

Earnings January Through November	$ 132,075
Loss incurred in December	(32,035)
Current Period Earnings (Loss)	$ 100,040

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 100,040
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	21,797
Prepaid expenses	(10,221)
Due from Parent and affiliate	342,725
Deferred income taxes	55,618
Accounts payable and accrued expenses	54,273
Other tax liabilities	(158,316)
Income taxes payable to Parent	(63,961)
Net cash provided by operating activities	341,955
NET INCREASE IN CASH	341,955
CASH — Beginning of year	2,118,592
CASH — End of year	$2,460,547

See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — On January 1, 2011 continuing through November 2011; Birchtree Financial Services, Inc. (the "Company") was a wholly owned subsidiary of RSM McGladrey, Inc. (the "Parent" or RSM). The Parent was an indirect wholly owned subsidiary of H&R Block, Inc. ("Block"). The Parent owned all outstanding Series A common shares of the Company. The Company worked with RSM Human Capital Services and Personal Wealth Management, operating units of the Parent, to provide retirement plan solutions to retirement plan clients, and insurance products to wealth management clients. The Company's only subsidiary, Birchtree Insurance Agency, Inc., was wholly owned by the Company. The Company was dependent economically and operationally on its Parent and Block. Accordingly, the Company's operations may not have been indicative of the results that might have obtained had it operated independently of its Parent and Block.

On November 10, 2011 the Company was converted to an LLC, in the state of Oklahoma, and its subsidiary was converted to an LLC in the state of Missouri, in accordance with an Agreement And Plan Of Merger ("Merger Agreement") among McGladrey & Pullen, LLP, McGladrey Merger, LLC, RSM McGladrey Business Services, Inc., H&R Block, Inc., and RSM McGladrey, Inc. The Agreement And Plan of Merger provided for provision of sale of the Parent, the Company and subsidiary to McGladrey Merger, LLC a wholly owned subsidiary of McGladrey and Pullen, LLP. The transfer of ownership became effective November 30, 2011.

From November 30, 2011 through December 31, 2011 Birchtree Financial LLC operated as a subsidiary of RSM McGladrey, LLC (the "Parent"). The Parent was a direct wholly owned subsidiary of McGladrey and Pullen, LLP.

The Company is a registered broker-dealer and a licensed insurance agency. The Company's subsidiary, Birchtree Insurance Agency, LLC is also a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products. In certain former product offerings of the Parent's Human Capital Practice where the Company was listed as broker-of-record, plan clients will receive participant accounting, administrative, and consulting services from the Parent; investment advisory services from RSM (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services LLC Through RSM's Human Capital Services offering, the Company may have served as broker of record for certain client retirement plans; the Company and the client plan sponsor may have entered into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company received asset-based compensation on plan assets invested in securities products.

The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In connection with its activities as a broker/dealer the Company does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15-3 of the SEC.

The Company has evaluated subsequent events for recognition or disclosure through February 23, 2011.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates, assumptions and judgments are applied in the determination of the allocation of costs by the Parent related to the services and expense sharing agreement dated May 1, 2011, the cut-off accrual for insurance product commissions and commissions revenue and provision for tax positions. Actual results could differ from those estimates.

Concentrations of Risk — The Company maintains its cash accounts with one financial institution. The cash balance is insured by the Federal Deposit Insurance Coporation (FDIC) up to $250,000 through December 31, 2013; thereafter, up to $100,000. The Company had cash on deposit at December 31, 2011 that exceeded the balance insured by the FDIC by the amount of $2,210,547.

On July 29, 2011 the Parent completed a transaction to sell the RSM Human Capital Services operating unit to an independent third party. The Company often served as Broker of Record for retirement plans serviced by the RSM Human Capital Services operating unit, and in capacity as Broker of Record, would receive 12b-1 fees from the retirement plan/sponsors. The sale of this operating unit, by the Parent, could adversely affect the future revenue streams of the Company.

Revenue Recognition — The Company and its Parent maintain agreements with multiple third party insurance brokerage agencies. These agreements allow the Company's registered advisors to sell insurance products through various insurance carriers. The third party brokerage services provide operational support for the Company's insurance platform and reconcile commissions between the Company's advisors, the insurance carriers, and outside independent insurance agents who may have assisted in the insurance sales process. The agreements are cancelable by either party with 90 days notice. In addition, the Company and its Parent had previously entered into contracts with unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products (the Insurance Alliance). Carriers or underwriters not affiliated with third party insurance brokerages pay the Company directly for previous Insurance Alliance business and commissioned policies as the Company is the broker of record on these policies.

Associated with RSM's Human Capital Services offering, which was sold to an independent third party on July 29, 2011, 12b-1 fee income and expenses related to client retirement plans are recorded on a trade-date basis as securities transactions occurred.

Insurance product commission revenues are recorded as earned upon the effective date of the policy. The third party insurance brokerages track and collect insurance policy revenue on the Company's behalf, while carriers or underwriters not affiliated with third party brokerage services pay the Company directly for previous Insurance Alliance business and commissioned policies changed to the Company as broker of record due to the recruitment of new representatives. Commission revenues paid to the Company by third party brokerage services are the net commissions from policies placed as in some

cases Independent Insurance Agents (IIAs) assist the representatives with the underwriters' insurance policy and are paid directly by the insurance carriers.

Income Taxes — At December 31, 2011 the Company is a single member LLC, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2011, the Company has provided for income taxes as if it were a stand alone tax payer using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities to their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The deferred tax assets are reduced by a valuation allowance if, based on available evidence it is more likely than not that some portion of all of the deferred tax assets will not be realized.

Under terms of the Merger Agreement, all tax liabilities arising prior to and through November 30, 2011 remain the responsibility of the Seller.

2. RELATED-PARTY TRANSACTIONS

Due From Parent — The Company's non-interest-bearing receivable from its Parent primarily relates to Human Capital Services activities of the Parent company.

Expense Sharing Agreement — The Company is party to a Services and Expense Sharing Agreement with its Parent dated May 1, 2011. Under the terms of this agreement, the Company recognizes all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, human resources, accounting, marketing, and technology services, are recorded and paid by the Parent and are allocated to the Company based on drivers underlying the support services related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of operations and liability in the Due To/From Parent and Affiliate on the balance sheet. The expense for the fiscal period ended December 31, 2011 was $958,124 and was recognized in general and administrative expense on the Company's statement of operations for the year ended December 31, 2011.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by the Parent or Affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in due to/from Parent or Affiliate. In 2011, there were no such matters and no related expenses.

3. INCOME TAXES

The components of income tax provision for the year ended December 31, 2011 comprise the following:

Federal provision	$ 57,841
State and local provision	14,577
Deferred provision	7,379
Total provision	$ 79,797

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2011:

Expected tax expense	35.0 %
Other — including state income taxes, net of federal income tax benefit	5.3
Provision for uncertain state tax positions	4.1
Total provision	44.4 %

The Company recorded a liability for uncertain state tax positions based on the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Income Taxes. A reconciliation of the beginning and ending amount of unrecognized benefits for calendar year 2011 is as follows:

Balance, beginning of year	$ 123,761
Additions based on tax positions related to prior years	60
Reductions based on indemnification of tax liabilities prior to November 30, 2011	(123,821)
Additions based on tax positions related to the current year	618
Reductions based on tax positions related settlements with tax authorities	-
Expiration of statue of limitations	-
Balance, end of year	$ 618

Of the $618 ending gross unrecognized tax benefit balance, all if recognized, would impact the effective rate. We do not believe that the total amount of unrecognized tax benefit will significantly increase or decrease within the next twelve months. The gross unrecognized tax benefit is classified as other tax liabilities in the consolidated balance sheet.

Interest and penalties, if any, accrued on the unrecognized tax benefit are reflected in income tax expense. The amount of gross interest accrued on ASC 740-Income Tax positions for the period ended December 31, 2011 totaled $618.

The ending tax liability of $950 is comprised of the ending gross unrecognized tax benefit balance.

The Company has a deferred tax asset of $332. No valuation allowance is necessary or recorded as of December 31, 2011 as management believes it is more likely than not that the deferred tax asset will be realized when disregarded for tax through to the parent.

Under terms of the Merger Agreement, all tax liabilities arising prior to and through November 30, 2011 remain responsibility of the Seller, are indemnified to the Parent, and as such are not reflected as assets or liabilities.

4. COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, a party to legal actions or arbitration proceedings, described in Note 2(b), arising in the normal course of business. In the opinion of management, based in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

5. CAPITAL STRUCTURE

From January 1, 2011 through November 10, 2011, the various rights and privileges of the Company's stock issues were as follows:

a. Series A common shares were the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed. There were no Series A common shares outstanding on December 31, 2011.

b. Series B common shares were nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2011, there were no Series B common shares outstanding.

c. Preferred shares were nonvoting and subject to redemption and first preference on liquidation at par. A holder of the corporation's Series A Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors of the corporation out of the funds of the corporation legally available therefore, cumulative cash dividends at an annual percentage rate of 8% as determined on January 1st of each year. As of and for the year ended December 31, 2011, there were no preferred shares outstanding.

On November 10, 2011 the company and subsidiary converted to Limited Liabilty Companys (LLCs). Under state provision the conversion is treated as a continuation of the existence of the original legal entity. The assets and liabilities of the company and subsidiary under the incorporation statutes remain as assets and liabilities of the company and subsidiary after conversion to LLC.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,390,899 which was $2,385,899 in excess of its required net capital of $5,000. The aggregate indebtedness to net capital ratio was 0.0287 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

EideBailly
CPAs & BUSINESS ADVISORS

Independent Auditor's Report on Supplementary Information

The Board of Directors
Birchtree Financial Services LLC
Minneapolis, Minnesota

We have audited the accompanying consolidated financial statements of Birchtree Financial Services LLC (formerly Birchtree Financial Services, Inc.) (the Company), as of and for the year ended December 31, 2011, and have issued our report thereon dated February 28, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules g/j, h and i, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2012

www.eidebailly.com
800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

MEMBER'S CAPITAL	$ 4,209,360
DEDUCTIONS AND CHARGES:	
Commissions receivable	(24,700)
Due from Parent and affiliate	(1,741,390)
Prepaid expenses	(52,039)
Deferred income taxes	(332)
Total deductions and charges	(1,818,461)
NET CAPITAL	2,390,899
MINIMUM NET CAPITAL REQUIRED — The greater of $5,000 or 6.67% of aggregate indebtedness	5,000
EXCESS NET CAPITAL	$ 2,385,899
AGGREGATE INDEBTEDNESS:	
Other liabilities	68,698
TOTAL AGGREGATE INDEBTEDNESS	$ 68,698
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0287 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011):	
Net capital — as reported in Company's Part II (unaudited) FOCUS report, filed January 25, 2011	$ 2,391,849
Post closing adjustments for tax provisioning, net:	(950)
NET CAPITAL — As reported	$ 2,390,899

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

Exemption Under Section (k)(1) is Claimed

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

BIRCHTREE FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of RSM McGladrey, LLC)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

Exemption Under Section (k)(1) is Claimed

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

EideBailly
CPAs & BUSINESS ADVISORS

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Birchtree Financial Services LLC
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Birchtree Financial Services LLC (formerly Birchtree Financial Services, Inc.) (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com
800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 28, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis Minnesota
February 28, 2012

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Birchtree Financial Services LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 through December 31, 2011, which were agreed to by Birchtree Financial Services LLC (formerly Birchtree Financial Services, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Birchtree Financial Services LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Birchtree Financial Services LLC's management is responsible for Birchtree Financial Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the issued check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of issued checks noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

www.eidebailly.com
800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031632 FINRA DEC
BIRCHTREE FINANCIAL SERVICES LLC 19*19
801 NICOLLET MALL STE 1100 WEST TOWER
MINNEAPOLIS MN 55402-2526

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DALE PHILLIPS 612-376-9814

2. A. General Assessment (item 2e from page 2) $ 1

B. Less payment made with SIPC-6 filed (exclude interest) (—)

____
Date Paid

C. Less prior overpayment applied (146)

D. Assessment balance due or (overpayment) (145)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (145)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(145)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BIRCHTREE FINANCIAL SERVICES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11TH day of JANUARY, 20 12.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 20 11
and ending 12-31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,246,172
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,246,039
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 133
2e. General Assessment @ .0025	$ 1.00 (to page 1, line 2.A.)